SILVAN INDUSTRIES, INC.
Jun Yue Hua Ting, Building A
3rd Floor, Unit -1, #58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
Tel: (86) 8515520951

December 16, 2011

By EDGAR Transmission

Kate Beukenkamp,
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Forestry Industry Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2011
File No. 000-52843

Dear Ms. Beukenkamp,

On behalf of Silvan Industries, Inc., formerly China Forestry Industry Group, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced periodic reports, set forth in the Staff’s letter, dated June 23, 2011.

We understand and agree that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for Fiscal Year Ended December 31, 2010

Our Corporate History and Background, page 2

1.	Please revise this section to account for the Guizhou Yinyan Wood Company Limited in your corporate history and structure and how it came to hold the “Silvan” trademark.

Response: We have revised our disclosure under “Our Corporate History and Background” in Amendment No. 1 to Form 10-K (the “Amended 10-K”) and added a section of “Establishment and Acquisition of Silvan Flooring” to disclose our relationship with Guizhou Yinyan Wood Company Limited and how we came to hold the “Silvan” trademark.

Division of Corporation Finance
December 16, 2011

Reverse Acquisition of Bingwu Forestry, page 2

2.

Please revise your disclosure to provide the substance of your response to comment four in our letter dated February 11, 2011 regarding our review of your Form 8-K. Provide a discussion that incorporates the substance of the table previously provided to discuss how you reorganized Aosen Forestry for the purpose of becoming a reporting company with the SEC.

Response: We have revised our disclosure under “Our Corporate History and Background” and added a section “Background and History of Bingwu Forestry and Aosen Forestry” in the Amended 10-K, to provide a detailed discussion of how we reorganized Aosen Forestry for the purpose of becoming a reporting company with the SEC.

3.

You disclose on page three that Mr. Yulu Bai sold his entire ownership interest in Guizhou Silvan Touch Wooden Co., Limited, or GST, on May 28, 2010. On page seven, you disclose that Mr. Bai disposed of his interest in GST to a third party purchaser on September 29, 2009. Please explain this inconsistent disclosure.

Response: Mr. Yulu Bai transferred all of his ownership interest in Guizhou Silvan Touch Wooden Co., Limited, or GST, on May 28, 2010. It was a mistake to state that he disposed his ownership interest in GST to a third party purchaser on September 29, 2009. We have corrected this disclosure in the Amended 10-K.

Our Growth Strategy, page 5

4.	You disclose that one of your growth strategies is to expand your “affiliate flagship stores.” Please explain how these retail stores are affiliated or revise your references to “affiliate stores” throughout your disclosure. In this regard, it appears from your disclosure elsewhere that neither you nor any affiliates have the land use rights to lease these stores.

Response: We have revised our disclosures and removed the references to “affiliate”.

Raw Materials and Suppliers, page 6

5.	With regard to the 2,250 hectares of land you purchased please disclose what is currently located on the land. For example, you state that the land is eucalyptus forest land. Disclose the extent to which this land contains eucalyptus trees and the extent to which you intend to plant or cultivate eucalyptus trees or other wooded plants. Discuss what is involved with cultivating and harvesting raw materials from the land. Disclose what trees or plants you intend to harvest as soon as late 2012. In your Management’s Discussion and Analysis, discuss the anticipated costs for developing and harvesting this land.

Response: We have revised our disclosures in the Amended 10-K according to the Staff’s comment.

Competition, page 7

Division of Corporation Finance
December 16, 2011

6.	Disclose who has the land use rights and other required rights to the land that is covered by the joint management agreements with local farmers. Disclose the location of the land and the number of farmers with whom you have joint management agreements. Disclose the termination provisions of the agreements. Disclose the farmers’ obligations under the agreements and your ability to enforce the agreements. Disclose whether you are required to register the agreements and if so, disclose the status of the registrations and identify the relevant PRC governmental authority.

Response: We have revised our disclosures according to Staff’s comment. Please be advised that the agreements do not have termination provisions and the parties may extend the term of the agreement upon expiration through negotiation.

 Sales and Marketing, page 8

7.	We note that you market your products at five branch offices. Please revise your disclosure to discuss whether these branch offices are registered with the appropriate provincial or local PRC government authorities.

Response: We have revised our disclosures in the Amended 10-K and disclosed that these five branch offices have been registered with the appropriated local government authorities.

Employees, page 9

8.	In the last paragraph of this section you state that you are required by Chinese law to make monthly contributions to a state pension plan to cover employees in China with various forms of social insurance. Please revise this section to discuss whether your contributions are up to date and, if not, why not.

Response: We have revised our disclosures under the heading “Employees” in the Amended 10-K and disclosed that we believe that the company is in material compliance with the relevant Chinese laws by timely making monthly contributions to a state pension plan to cover its employees.

PRC Government Regulations, page 10

General Regulations of Business, page 10

9.	Please disclose specifically how you have complied with the Laws of Wholly Foreign Owned Enterprises. For example, disclose when your WFOEs obtained the approval certificate from MOFCOM, the amount of your capital contribution and the schedule of payments for the capital contributions, when you registered with the PRC local foreign exchange bureau and when you opened a foreign exchange account.

Response: We have revised our disclosure according to the Staff’s comments by adding the following disclosures:

On June 18, 2010, Aosen Forestry obtained the “Certificate of Approval with Foreign, Taiwan, Hong Kong, and Macau Investment” issued by the Guizhou Province MOFCOM and a new business license was issued to Aosen Forestry on July 12, 2010. Aosen Forestry has a registered capital of RMB 100 million. The acquisition price of RMB 16,963,000 (approximately $2.48 million) was all paid. The company opened a foreign exchange account with the approval of the PRC local foreign exchange bureau on August 4, 2010.

Division of Corporation Finance
December 16, 2011

Patent Protection in China, page 11

10.	We note your disclosure regarding intellectual property protection in China including several international conventions that the PRC is a signatory. Please revise your disclosure to plainly state here and in your Risk Factor section that, because China has historically not protected a company’s intellectual property to the same extent as the United States, a company doing business in China faces an increased risk of intellectual property piracy.

Response: We have revised our disclosures according to the Staff’s comments.

Dividend Distributions, page 13

11.	We note your disclosure in your Form 8-K/A filed on June 9, 2010 that you did not make the required allocation of at least 10% of the annual after-tax profits of your PRC subsidiaries to a statutory general reserve fund and that you plan to wait to fund the reserve fund during the second half of 2011. Please disclose why you plan to wait to fund the reserve fund in the second half of 2011 and not sooner. Disclose any penalties and fines to which you may be subject for non-compliance with this requirement under PRC law. Additionally, please revise your disclosure in Management’s Discussion and Analysis to discuss and quantify your past and current actions of not funding your reserve fund, and the impact of the future planned payment in the second half of 2011.

Response: We have revised our disclosures and stated that we failed to timely allocate the required amount of after-tax profits to the statutory general reserve fund. As a result, we could be ordered by the local government to make up the balance from previous years and may be subject to a fine up to RMB 200,000. We plan to allocate the appropriate amount to the general statutory fund as soon as our working capital situation allows. We have also revised our disclosure in Management’s Discussion and Analysis and disclosed that we are subject to the requirement of allocating certain amount of after-tax profits to the statutory general reserve fund and we had allocated an aggregate of aggregate of RMB10,380,366 (approximately $1.6 million) to our fund to our fund as of September 30, 2011.

Mergers and Acquisitions, page 13

12.	Please revise your disclosure to provide a full discussion of the basis for PRC legal counsel’s opinion that the acquisition of Aosen Forestry by Bingwu Forestry, including the Option Agreement between Ms. Ren Ping Tu and Mr. Yulu Bai, does not constitute a round-trip investment. For example, you have not provided analysis of why the fact that the company is not a party to the option agreement would not be covered by “any direct arrangement or series of arrangements which achieves the same effect.” You have also not provided an analysis of the significance under PRC law of the fact that Mr. Bai’s option to acquire control of the company will not vest until “12 months following the acquisition.” Please provide legal analysis including the application of the relevant law to the facts present here.

Response: The opinion of our PRC counsel was based on the express, but not detailed language of the 2006 PRC Provisions on the Acquisition of Domestic Enterprises by Foreign Investors, also known as Circular 10, which deal with round trip investments in Article 11. That Article requires that approvals from the national-level Ministry of Commerce be obtained in situations where a PRC person or company acquires, in the name of a foreign company established or controlled by it, a domestic PRC company with which it is connected. Article 11 also contains a general warning against “circumventing” this requirement by use of a foreign invested entity established in the PRC “or other means.”

Division of Corporation Finance
December 16, 2011

In this case our PRC counsel was of the opinion that the explicit language of Article 11 was satisfied because Bingwu Forestry, the non-PRC “foreign company” in this situation, was established by Ren Ping Tu, an individual holding a Canadian passport and holding no equity or management position with Aosen Forestry. Bingwu Forestry was still wholly owned and controlled by Ms. Tu at the time of its acquisition of Aosen Forestry, our PRC operating entity. Our PRC counsel therefore was of the opinion that Bingwu Forestry was not established by a PRC person and not controlled by a PRC person at the time of the acquisition. It therefore was not necessary to reach the question of whether Ms. Tu was “connected with” Aosen Forestry; but if it had been, the conclusion of our PRC counsel was that she was not so “connected” for purposes of Article 11. As we have disclosed, Ms. Tu is the wife of Mr. Yulu Bai, a principal shareholder of Aosen Forestry at the time of its transfer to Bingwu Forestry. We appreciate that US authorities might view this relationship as giving Mr. Bai indirect ownership or control over his wife’s company. However, we have been advised that there is no administrative or judicial guidance in the PRC which would suggest this result. Nor is there any such guidance as to what the phrase “other means” in Article 11 is intended to encompass. Finally, as a general interpretive principle in China, what the law does not prohibit is taken to be permitted. For all these reasons, our PRC counsel concluded that the acquisition of Aosen Forestry by Bingwu Forestry was not captured by Article 11.

Nevertheless, as a company making disclosures under US securities laws, we felt it was appropriate to include a risk factor going to this issue. Our risk factor makes clear that, although we have been advised by competent counsel that the acquisition of Aosen Forestry by Bingwu Forestry complied with the requirements of Circular 10, the law and the regulations in China are not well settled, and it is at least possible that the PRC authorities could reach a conclusion contrary to the one reached by our PRC counsel.

We have also revised our disclosures in the Amended 10-K accordingly.

Risk Factors, page 14

Risks Related to Our Business, page 14

Our business could be adversely affected by reduced levels of cash..., page 15

13.	Please revise this risk factor to briefly discuss in greater detail the covenants in place as related to your credit agreements totaling $4,535,830 as of December 31, 2010.

Response: We have revised this risk factor and briefly discussed the typical covenants that we are subject to under these credit agreements.

Properties, page 25

Division of Corporation Finance
December 16, 2011

14.	In this section you state that you have not received the applicable government housing permits for your employee housing. Please revise your disclosure to briefly discuss what steps you have taken to receive approval from the PRC government. For example, disclose whether and when you have submitted the relevant applications. If you have not taken any steps to receive approval, please discuss why.

Response: We have revised our disclosure and explained that we have not received the applicable government housing permits for our employee housing because under relevant Chinese laws, we are not allowed to obtain government housing permits without the land use right over the land where our employee apartments are located. We are still in the process of applying for land use rights over the land which houses our production facilities and employees.

Management’s Discussion and Analysis..., page 29

Results of Operations, page 31

Government grant..., page 32

15.	We note your statement that the government grant consists entirely of the value added tax refund during the 2010 period. In this regard;

Tell us how you account for value added taxes that you pay and that are paid to you from your customers related to the government grant.

ResponseWe record a debit to value added tax (VAT) payable for VAT that we pay and record a credit to VAT payable for VAT that we charge to our customers.

Provide us with the journal entries used to record value added taxes related to the government grant.

Response: The journal entries used to record VAT related to the government grant is a Dr. VAT Recoverable, Cr. VAT tax refund. “VAT tax refund” would have more accurately reflected the nature of this “other income” item instead of the term “government grant”. We have changed the description to VAT tax refund in our restated financial statements that we have filed in response to the comments we have received from the SEC.

Clarify your revenue recognition policy as it relates to value added taxes related to the government grant.

Response: We recognized a VAT tax refund income based on 80% of the VAT tax payable for the period. According to the tax refund approval notice issued by the Tax Administration of the Ministry of Finance, certain items qualify for the refund of VAT tax. The tax refund rates were 100% in 2009 and 80% in 2010. Our wood flooring and wooden fiber sheets qualify for the tax refund. The Company is required to pay the VAT tax payable first, then we are entitled to receive the tax refund.

Disclose why you received this government grant for value added taxes.

Response: As discussed in our response above, our products qualify for the VAT tax refund according to the tax refund approval notice issued by the Tax Administration of the Ministry of Finance. We have revised our disclosure in the Amended 10-K and disclosed why we received this government grant for value added taxes.

Division of Corporation Finance
December 16, 2011

Obligations under Material Contracts, page 34

16.

We note your disclosure that, “We are obligated to repay our Chief Executive Officer, Mr. Yulu Bai, RMB 40 million (approximately $6 million) in connection with forestry rights for the 2,250 hectares (approximately 22.5 km2) of a eucalyptus tree forest in Guizhou province valued at RMB 40 million (approximately $3 million), transferred from Mr. Bai to us on December 10, 2009, to secure our long-term raw material needs … we only repaid Mr. Bai RMB 21,097,452 (approximately $3.2 million) during 2010 … we repaid Mr. Bai the remaining RMB 18,902,548 (approximately $2.8 million) in March 2011.” In this regard;

Tell us in detail how you recorded this transaction in your financial statements.

Response: We recorded this transaction in our financial statements by debiting forestry rights of approximately $6 million and crediting the account due to Mr. Bai for $6 million. We repaid $3.2 million to Mr. Bai during 2010, which resulted in a $2.8 million balance owed to Mr. Bai as of December 31, 2010. The $2.8 million due to Mr. Bai along with some other amounts owed to Mr. Bai were netted with a $1.4 million due from Mr. Bai at December 31, 2010 which resulted in a net $1.5 million due to Mr. Bai at December 31, 2020. This amount was included in Other payables and accrued expenses as of December 31, 2010. In March 2011, the Company repaid the balance due for the acquisition of the forestry rights in the amount of $2.8 million. We made the accounting entries by debiting due to Mr. Bai for $2.8 million and crediting our cash account.

Disclose why your US dollar conversion amounts of RMB 40 million is different between the payment to Mr. Bai ($6 million) and the value of the forestry rights ($3 million).

Response: The correct US dollar conversion amount of RMB 40 million is approximately $6 million. We have corrected this typographical error in the Amended 10-K.

Disclose why you agreed to pay Mr. Bai $6,000,000 if the forestry rights are valued at $3,000,000.

Response: As we respond to the last comment, the correct value of the forestry rights in US dollars is approximately $6 million.

Tell us if these forestry rights are recorded on the balance sheet. If the forestry rights are recorded on the balance sheet, tell us the value reflected for the forestry rights in your balance sheet.

	.	Response: These forestry rights are recorded on the balance sheet. As of December 31, 2010, the carrying value reflected for the forestry rights in the balance sheet is $5,872,260 (with an original cost at $6,068,000)

Tell us how you accounted for the difference between the payment of $6,000,000 and the value of $3,000,000.

Response: As we respond to the last comment, the correct value of the forestry rights in US dollars is approximately $6 million. We have corrected this typographical error in the Amended 10-K.

Division of Corporation Finance
December 16, 2011

Tell us how you reflected the payments to Mr. Bai in your consolidated statements of cash flows for the year ended December 31, 2010 and the three months ended March 31, 2011.

Response: For the year ended December 31, 2010 and the three months ended March 31, 2011, the payments to Mr. Bai in the consolidated statements of cash flows were incorrectly reflected under net cash used in operating activities, as part of the changes in Other Payables and Accrued Expenses. We have restated our Statement of Cash Flows for the year ended December 31, 2010 and for the three months ended March 31, 2011 to report these repayments to Mr. Bai in our cash flows used in financing activities.

Provide detailed disclosure regarding this transaction in the notes to your financial statement. This disclosure should be in Note 21, Obligations Under Material Contracts and in Note 24, Related Parties Transactions.

Response: We have included the following disclosure regarding this transaction in Note 21 to the financial statements:

“The Company was obligated to repay Mr. YuLu Bai RMB 40 million (approximately, $6 million) in connection with forestry rights of a fir tree forest in Guizhou province valued at RMB40 million (approximately, $6 million) transferred from Mr. Bai to the Company. The Company repaid Mr. Bai RMB21,097,452 (approximately, $3.2 million) during 2010. The Company did not enter into a written agreement with Mr. Bai in connection with the transfer and repayment obligation, and there is no interest or late payment penalties in connection with the obligation. The Company repaid Mr. Bai the remaining RMB18,902,548 (approximately, $2.8 million) in March 2011.”

As of December 31, 2010, the $2.8 million due to Mr. Bai along with other amounts due to Mr. Bai were netted with a $1.4 million due from Mr. Bai, resulted in a net $1.5 million due to Mr. Bai included in Other payable and accrued expenses.

17.	Please file the following agreements as exhibits:

The financial advisory agreement with Asia Regal Financial Capital Group Co., Ltd. and Shenzhen Junwei Investment and Development Co., Ltd; and

The engagement letter agreement and warrant agreement with CCG Investor Relations Partners LLC.

Response: We have filed the above agreements as exhibits to the Amended 10-K.

Basis of Consolidation, page 36

18.

We note your statement on page F-9 that, “On May 18, 2010, CBF entered into the Transfer Agreement with the existing stockholders of QAF to acquire 100% equity interest of QAF for $2,488,471. This business combination was accounted for as entities under common control because the majority shareholders of CBF and QAF are the same people.” However your disclosure on pages 36, 37 and F-9 still states that the business combination of CBF and QAF was accounted for as a reverse merger. Please revise in this filing and all future filings.

Response: We have revised our disclosure and stated that the business combination of CBF and QAF was accounted for as entities under common control in the Amendment and will do so in all future filings.

Division of Corporation Finance
December 16, 2011

Directors, Executive Officers and Corporate Governance, page 46

Directors and Executive Officers, page 46

19.

Please revise the biography of Mr. He, your Chief Financial Officer, to briefly discuss his experience, if any, with U.S. GAAP. If he has none, please disclose his lack of experience with U.S. GAAP here. Lastly, please revise this section to discuss Mr. He’s business experience for the last five years. We note he began as senior finance manager with Aosen Forestry in September 2007, or less than four years ago. Refer to Item 401(e) of Regulation S-K.

Response: We have revised the biography of Mr. He in the Amended 10-K according to the Staff’s comment. Mr. He graduated from college in 2007 and has had four years of financial and accounting experience as a chief financial officer.

Financial Statements

Note 2.16 Property and Equipment, page F-11

20.	Disclose the depreciation period of all assets that are depreciation for more than 10 years. Discuss your basis for the useful life terms.

Response: We have revised the disclosure in our financial statements to provide that:

Depreciation periods for our assets are as follow:

  Plant and buildings: 30 years

  Machinery and equipment: 3-10 years

  Motor vehicles: 5-10 years

  Office equipment and furniture: 3-5 years

Upon review of our property and equipment accounts, the Company realized that there were some assets that were classified as machinery and equipment and office equipment and furniture, but were actually part of the Company’s plant and building fixed assets. These assets were being depreciated with the correct useful lives as estimated by management but were improperly classified in the detail fixed asset records of the Company. We have now properly classified these fixed assets as plant and building and corrected our disclosure regarding the useful lives of assets among the fixed asset categories.

Division of Corporation Finance
December 16, 2011

Note 3. Income Taxes, page F-18

21.	It appears that your effective income tax rate is not zero percent as currently presented. As such, please provide a reconciliation of the statutory rate to the effective rate. Provide all income tax disclosure in accordance with ASC 740-10-50.

Response: We have revised the Amended 10-K to include the following disclosures:

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2010 and 2009:

	2010		2009
U.S. statutory rate	34%		34%
Foreign income not recognized in USA	(34%	)	(34%	)
China Enterprise income tax rate	25%		25%
China Enterprise income tax concession	(2.6%	)	(10.6%	)
Hong Kong profits tax rate	16.5%		16.5%
Offshore subsidiary income not recognized	(16.5%	)	(16.5%	)
	22.4%		14.4%

Note 18. Stock Options and Warrants, page F-24

22.

Please disclose whether Mr. Yulu Bai has exercised his option to acquire 20,500,000 shares of the company’s common stock currently owned by Ms. Tu. We note that Mr. Bai may exercise this option 365 days after May 17, 2010.

Response: As of December 31, 2010, Mr. Bai had not exercised his option to acquire 20,500,000 shares of the Company’s common stock. We have revised our audited financial statements to disclose this.

23.	Please disclose the significant assumptions used to value your warrants in accordance with ASC 718-10-50-2(f).

Response: The Company used a 3% risk free interest rate and expected volatility of 125% when valuing these warrants.

Note 24. Related Parties Transactions, page F-26

24.

We note your statement that, “The company sold wooden fiber sheets of $9,835,471 to Guizhou Silvan Touch Wooden Co., Limited for the year ended December 31, 2009. Mr. Yulu Bai ceased his controlling interest on September 29, 2009.” In this regard;

Tell us in detail how Mr. Yulu Bai ceased his controlling interest in Guizhou Silvan Touch Wooden Co., Limited.

Response: Mr. Yulu Bai transferred all of his ownership interest in Guizhou Silvan Touch Wooden Co., Limited, or GST, on May 28, 2010. It was a mistake to state that he disposed his ownership interest in GST to a third party purchaser on September 29, 2009. We have removed such disclosure from the Amended 10-K.

Tell how you accounted for the sale of $9,835,471 worth of wooden fiber sheets to Guizhou Silvan Touch Wooden Co., Limited for the year ended December 31, 2009.

Division of Corporation Finance
December 16, 2011

Response: The sale of $9,835,471 worth of wooden fiber sheets to GST for the year ended December 31, 2009 was included in the revenues in the consolidated financial statements.

Tell us if Guizhou Silivan Touch Wooden Co., Limited was ever included in your consolidated financial statements. If so, why.

Response: As GST is not within the same group of the Company, the transactions and balances between GST and the Company have NOT been eliminated when preparing the consolidated financial statements.

If Guizhou Silvan Touch Wooden Co., Limited was not included in your consolidated financial statements, tell us why.

Response: Please see our responses above.

Note 20. Commitments and Contingencies, page F-25

25.

We note your statement on page 26 that, “The aggregate monthly payments under these leases total $9,249” In this regard, please tell us why you state that, “Total lease expense for the years ended December 31, 2010 and December 31, 2009 were $nil.”

Response: There was no lease expense for the years ended December 31, 2010 and 2009. The leases of the stores were signed under GST, our former joint venture partner, and other non GST parties and lease payments were paid by these parties. As of March 31, 2011, two of the store leases have been transferred to QSTF and QSTF will be responsible for the lease payment starting July 2011. The leases for the remaining stores will be gradually transferred to QSTF during the year 2011.

As of December 31, 2010, the Company entered into one lease agreement which expires in 2013 for a warehouse at one of its store locations. The lease payments commence in July 2011 and will be recorded as lease expense by QSTF.

We have deleted the statement “The aggregate monthly payments under these leases total $9,249” from the Amended 10-K.

Note 21. Obligations Under Material Contracts, page F-25

26.

We note your disclosure on page F-20 of your Form 10-Q filed on May 23, 2011 that, “On August 25, 2006, the Company signed a contract for property under construction, totaling $9,537,975 (RMB 62,665,450). During the three months ended March 31, 2011 and as of March 31, 2011, the Company paid $6,468,699 (RMB 42,500,000) was recorded in deposits and prepaid expenses. The remainder $3,069,276 (RMB 20,165,450) will be paid by the end of 2011.” Please include similar discussion regarding this contract in this filing. Also include this contractual obligation in your Contractual Obligations table on page 34 of this filing.

Response: We have included the disclosure relating to the contract for property under construction and its payment status in Note 20 Commitments and Contingencies to the financial statements and in the contractual obligation table in the Amended 10-K.

Division of Corporation Finance
December 16, 2011

Form 10-Q for Quarter Ended March 31, 2011

General

27.	Please address all relevant comments issued on your Form 10-K in your Form 10-Q.

Response: We have revised our disclosures in the Amendment No. 1 to Form 10-Q (the “Amended 10-Q”) for the period ended March 31, 2011 and addressed all relevant comments issued by the Staff on our Form 10-K.

Financial Statements

Significant Estimates, page F-7

28.

We note your statement that “The most significant estimates relate to … various contingent liabilities.” However we did not see any contingent liabilities disclosed in your financial statements. Please disclose all of your contingent liabilities and what they relate to. Provide us with your proposed disclosure.

Response: The Company does not have any contingent liabilities that need to be disclosed of in accordance with ASC 450 “Contingencies”. We have revised the statement as follow in the Amended 10-Q:

Significant Estimates

These financial statements include some amounts that are based on management's best estimates and judgments. The most significant estimates relate to depreciation of property, plant and equipment, allowance for uncollectible accounts and impairment testing of long-lived assets. It is reasonably possible that the above-mentioned estimates and others may be adjusted as more current information becomes available, and any adjustment could be significant in future reporting periods.

Note 19. Commitments and Contingencies, page F-20

29.	Tell us why you believe that “Total lease expense for the three months ended March 31, 2011 and 2010 were $0.”

Response: There was no lease expense for the three months ended March 31, 2011 and 2010. The leases of the stores were signed under GST’s name, our former joint venture partner, and other non GST parties and lease payments were paid by these parties. As of March 31, 2011, two of the store leases had been transferred to QSTF and QSTF will be responsible for the lease payments starting July 2011.

We have revised the disclosure as follows under Note 19. Commitments and Contingencies:

The Company entered into two lease agreements for its flagship stores and warehouses at two locations which expire in 2013. The leases expire in 2013. The lease payments commence in July 2011. Total lease expense for the three months ended March 31, 2011 and 2010 were $0.  The future minimum lease payments are as follow:

Division of Corporation Finance
December 16, 2011

For the year ending December 31,
Remainder of 2011	$30,519
2012	61,038
2013	54,466
$146,024

Note 23. Related Party Transactions, page F-22

30.

You disclose that included in other receivables is an amount due from Mr. Yulu Bai of $1,444,174 as of March 31, 2011. Please tell us when the company provided the loan to Mr. Bai, the purpose of the loan, the total amount of the loan and any repayments. We may have further comments.

Response: In September 2010, our subsidiary Bingwu Forestry entered into a $2.4 million convertible promissory note agreement with Goldenbridge Investment Holdings Limited. Among $2.4 million of proceeds, approximately $1.96 million was wired to Mr. Bai’s personal bank account instead of Bingwu’s account, among which, approximately $1.5 million was recorded as due from Mr. Bai. As of March 31, 2011, there was approximately $0.1 million of repayment from Mr. Bai to us, resulted in approximately $1.4 million due from Mr. Bai. The Company expects to collect this $1.4 million due from Mr. Bai prior to December 31, 2011.

Management’s Discussion and Analysis , page 1

Recent Developments, page 2

31.	We note that in March 2011 you established Guiyang Silvan Touch for the purpose of manufacturing and wholesaling of wood flooring. On page F-6 you state that you paid-in capital for a total of over $9 million dollars. However, in the footnote disclosure on page F-6 you state that $3 million was put into the new subsidiary (GSTF) and an additional $6 million was put into the immediate parent of the subsidiary (QSTF). The next sentence seems to add these two capital amounts contributed to the different entities together to arrive at the statement that the registered capital of parent QSTF increased by $9 million. Please clarify this transaction by explaining which entities received each amount of capital and the business purpose of these paid in amounts.

Response: Prior to the additional capital contribution from QAF, QSTF’s registered capital was RMB20 million (approximately $3 million). In March 2011, QAF invested RMB40 million (approximately $6 million) in QSTF. The total registered capital of QSTF as of March 31, 2011 was RMB 60 million (approximately $9 million). The increased $6 million registered capital is for working capital purposes.

In March 2011, QSTF formed GSTF and invested RMB20 million (approximately $3 million) as registered capital of GSTF. The formation of GSTF is to improve customer management in Guizhou Province and to expand the sales network in that area

Results of Operations, page 2

Division of Corporation Finance
December 16, 2011

Revenue, page 3

32.	We note your statement that “During the three months ended March 31, 2011, we sold approximately 1.1 million square meters of laminate flooring, approximately 512,000 pieces of fiber boards and approximately 5,000 square meters of hard wood flooring, as compared to approximately 157,000 square meters of laminate flooring and approximately 510,000 pieces of fiber boards for the three months ended March 31, 2010.” Please disclose why the sale of your laminate floors increased by 943,000 square meters, while the sale of your fiber boards decreased by 2000 pieces of fiber boards. Disclose your expectations for future sale of laminate floors and fiber boards. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: Our sales have more than doubled, and have increased from $2.3 million for the three months ended March 31, 2010 to $10.4 million for the same period in 2011. The majority of this increase is attributable to the increase of our sale of laminated flooring. In the first quarter of 2010, the entire raw materials for laminate flooring produced by QSTF was provided by QAF, whereas in the same period of 2011, approximately 50% of the laminate flooring raw material supply was from QAF. As a result, more of QAF’s production capacity was devoted to external sales to third parties in first quarter of 2011.

The Company plans to gradually increase its production of both laminated flooring and fiber boards in order to minimize reliance on external suppliers.

Liquidity and Capital Resources, page 4

Operating activities, page 5

33.	We note your statement on page five that, “Deposits and prepaid expenses increased $1.5 million during the three months ended March 31, 2011 as a result of the company’s prepayment of $6.5 million for a property under construction for the expansion of its facilities.” In this regard, tell us why the prepayment for property under construction is not included in cash flows from investing activities. Refer to your basis in accounting literature.

Response: The prepayment of $6.5 million for a property under construction along with $1.2 million decrease in deposits for some other equipment and construction in progress should be included in cash flows from investing activities. We have revised our Consolidated Statements of Cash Flow for the three months ended March 31, 2011 accordingly.

Controls and Procedures, page 7

Division of Corporation Finance
December 16, 2011

Disclosure Controls and Procedures, page 7

34.	In the last paragraph of this section you state that you are seeking an additional financial reporting and accounting staff member with relevant experience with the assistance of an outside consultant. Please revise your disclosure to discuss what specific actions you have taken to identify and hire additional finance and accounting staff. Additionally, please discuss the name and services provided by the consultant hired to assist with this process. We note that your disclosure on this point did not change from your Form 10-K for fiscal year ended December 31, 2010.

Response: The Company is currently seeking additional seasoned finance and accounting professionals to strengthen the accounting department, and is actively seeking a new CFO who is knowledgeable and experienced in US GAAP and SEC reporting matters. The Company has been interviewing potential candidates to seek for these qualified accounting staff and CFO.

In the meantime, the Company has hired AuditPrep Limited to assist with the preparation of US GAAP financial statements and assisting with the preparation of periodic reports under the 1934 Securities Exchange Act. AuditPrep Limited’s professionals consist of managers and partners that are either AICPA or trained and experienced in US GAAP and SEC reporting matters.

We have revised the disclosure in both Amended 10-K and Amended 10-Q accordingly.

* * *

Division of Corporation Finance
December 16, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

SILVAN INDUSTRIES, INC.

By: /s/ Yulu Bai
        Yulu Bai
        Chief Executive Officer

Cc: Joseph R. Tiano, Esq.